January 10, 2011

VIA FEDEX AND EDGAR

Re:	Nielsen Holdings B.V.
Registration Statement on Form S-1
File No. 333-167271

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Jacobs and Ms. Woo:

On behalf of Nielsen Holdings B.V. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 6 (“Amendment No. 6”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value €0.07 per share, and mandatory convertible subordinated bonds, marked to show changes from Amendment No. 5 to the Registration Statement as filed on December 13, 2010. The Registration Statement has been revised in response to the Staff’s comments, as well as to include an estimated price range for the offering, number of shares to be offered and related information.

In addition, we are providing the following response to your comment letter, dated January 5, 2011, regarding Amendment No. 5 to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 6. The responses and information described below are based upon information provided to us by the Company.

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General

1.	We note your disclosure regarding the ratio of earnings to fixed charges in the Mandatory Convertible Subordinated Bonds Prospectus, but also believe that this information should be presented in the Common Stock Prospectus. Please revise. Refer to Item 503(d) and Item 601(b)(12) of Regulation S-K.

While the Company does not believe that it is required to include a ratio of earnings to fixed charges in the Common Stock Prospectus pursuant to Item 503(d) of Regulation S-K given that the Common Stock Prospectus will not be used to offer debt securities, the Company has added the ratio of earnings to fixed charges on page 40 of Amendment No. 6 in response to the Staff’s comment.

2.	We note that you have revised the Use of Proceeds section in the prospectus for the common stock offering to account for the proceeds from both the offering of common stock and the offering of mandatory convertible subordinated bonds. Given that the closing of the offering of common stock is not conditioned upon the closing of the offering of the bonds and you could potentially receive only the proceeds from the common stock offering, this presentation does not appear appropriate. Please revise, or advise us why you believe that the presentation of this disclosure is appropriate.

The Company respectfully submits to the Staff that, given its current expectation to complete the offering of the mandatory convertible subordinated bonds concurrently with the offering of common stock, it believes it is appropriate to present the Use of Proceeds sections assuming that both offerings are completed. However, in response to the Staff’s comment, the Company has provided incremental disclosure on pages 8-9, 30 and 33-34 of Amendment No. 6 to describe how the use of proceeds would change if the offering of mandatory convertible subordinated bonds is not completed.

3.	Please confirm that you will provide executive compensation disclosure for fiscal year 2010. See Instruction 1 to 402(c) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 117.05.

In response to the Staff’s comment, the Company has revised the disclosure on pages 109-132 of Amendment No. 6.

4.	Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. In this regard, provide an amended opinion of counsel that does not contain overly-broad assumptions, such as whether the company is validly existing under the law of the Netherlands or whether the Indenture or securities do not violate the laws of the Netherlands or any agreement or instrument that is binding upon the company or its Articles of Incorporation.

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In response to the Staff’s comment, filed as an exhibit to Amendment No. 6 is a revised opinion of Simpson Thacher & Bartlett LLP that has removed a number of assumptions, including the assumptions that the Company is validly existing under the law of the Netherlands and that the Indenture and the mandatory convertible subordinated bonds do not violate any agreement or instrument binding upon the Company. As Simpson Thacher & Bartlett LLP does not practice Dutch law, it is required to assume in its opinion that the indenture and the mandatory convertible subordinated bonds do not violate Dutch law or the Company’s articles of association. However, filed as an exhibit to Amendment No. 6 is a revised opinion of Clifford Chance LLP, as Dutch counsel to the Company, relating to those assumptions, namely that the indenture and the mandatory convertible subordinated bonds do not violate Dutch law or the Company’s articles of association.

*         *         *         *         *

Supplementally, the Company advises the Staff that it intends to issue a free writing prospectus in the form attached hereto as Annex A on the morning of January 18, 2011 (prior to the effectiveness of the Registration Statement, which is currently anticipated to be requested for January 25, 2011) which free writing prospectus would include certain preliminary financial results for the fiscal year ended December 31, 2010. Specifically, the Company intends to provide for such period an estimated range for its revenues (as well as rate of growth from 2009 on both an as reported and constant currency basis), and operating income, as well as estimates of the amounts of cash and cash equivalents and indebtedness outstanding as of December 31, 2010 (collectively, the “financial estimates”).

The Company respectfully submits to the Staff that the presentation of the financial estimates and related disclosure set forth in Annex A, when taken as a whole with Amendment No. 6, provides investors with a meaningful framework for analysis of the financial estimates. In addition, the Company supplementally advises the Staff as follows with respect to the following topics:

•	Necessity of providing a range rather than a specific number for each financial estimate provided as a range; and

•	How the Company will determine the financial estimates

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Necessity of Providing a Range Rather Than a Specific Number for Each Financial Estimate Provided as a Range

As discussed above, the Company will provide a range (rather than a specific number) with respect to its estimated revenues and operating income for the fiscal year ended December 31, 2010 because the Company has not yet completed its financial statement close process or related audit for the period and, based on the Company’s historical experience, pending completion of such procedures preliminary estimates of these components may vary from final results within a reasonably estimable range. The Company believes that it will be able to provide reasonable estimates (within a range) of these measurements based upon the information that it expects to be available to it as of January 18, 2011.

How the Company Will Determine the Financial Estimates

As described above, the primary reason that the Company will provide the financial estimates as opposed to actual financial results as of and for the fiscal year ended December 31, 2010 is that the Company is in the process of executing its financial statement closing and review processes and procedures and does not expect to complete its full consolidated financial statements for such period until February 2011. Moreover, following completion of its financial statement closing and review processes and procedures, the Company’s independent registered accounting firm will be required to complete the audit of such financial statements, a process that is anticipated to be completed no earlier than the end of February 2011. While the Company’s financial statement processes and procedures will not yet be complete and the consolidated financial statements will not be audited as of the date of the

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free writing prospectus, it is important to note that the Company does not anticipate the need to utilize any specific assumptions or judgmental factors, other than those disclosed in its critical accounting policies, in order to determine the financial estimates to be included within the free writing prospectus. As a result, the Company has determined that the following financial estimates will be included in the free writing prospectus based upon the considerations and procedures detailed within the discussion of each estimate below:

Consolidated Revenue and Related Growth Rates

The Company plans to disclose a range of its consolidated revenue for the year ended December 31, 2010 as well as an accompanying range of growth rates compared to the year ended December 31, 2009, both on an as reported and a constant currency basis. The Company believes that its revenue performance for the year is a critical measure of its overall financial performance and, although the Company will have not yet completed its consolidated financial statements as of January 18, 2011, the Company believes that it will be able to provide a meaningful range of its revenue performance as a result of the following factors:

•

The Company performs monthly procedures over certain consolidated financial information, which include discussions with business and functional leaders and comparisons of revenue performance to its annual budget, updated forecasts and prior periods both on an as reported and constant currency basis. The Company will have executed these procedures over eleven of the twelve months within its reporting year at the time the Company plans to issue the free writing prospectus.

•	Additionally, the Company’s senior management holds weekly financial performance discussions with business and functional leaders in order to discuss

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intra-month performance in comparison to internal forecasts in order to achieve a more accurate understanding of each month’s financial results including considerations of performance risks and opportunities in comparison to internal forecasts.

•

The Company’s corporate accounting and consolidation group performs quarterly closing calls and other review procedures for each underlying business or functional unit that reports into the consolidated group, a process that will have commenced for the 2010 fiscal year prior to the issuance of the free writing prospectus. Although not all procedures associated with these reviews will be complete, the underlying discussions will have taken place and the Company believes it will be in a position to provide consolidated revenue within a reasonable range as a result of these procedures.

•

The Company has consistently utilized and disclosed constant-currency financial performance rates given its presence in approximately 100 countries and believes the presentation of its financial results excluding fluctuations in foreign currency exchange rates to be an important measure on which to view its performance and therefore the Company believes that its disclosure of a constant currency growth rate range associated with consolidated revenue within the free writing prospectus to be important and reasonably measurable.

Consolidated Operating Income/(Loss)

The Company plans to include in its disclosure a range of its consolidated operating income for the year ended December 31, 2010. The Company will not be in a position as of January 18, 2011 to provide a comparable estimated range for its net

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income for the fiscal year ended December 31, 2010 as it will not yet have determined certain line items used to calculate net income beyond what is used to calculate operating income, such as gains or losses on financial instruments, equity income or loss of affiliated companies and the benefit or provision for income taxes. However, the Company believes that operating income performance for the year is also an important GAAP measure of its overall financial performance and is the measure the Company utilizes in its discussions of reportable segment performance. The Company believes that it will be able to provide a meaningful range of its operating income as a result of the following procedures:

•

The Company performs monthly procedures over certain consolidated financial information, which include discussions with business and functional leaders and comparisons of earnings before interest, taxes, depreciation and amortization performance to its annual budget, updated forecasts and prior periods both on an as-reported and constant currency basis. The Company will have executed these procedures over eleven of the twelve months within its reporting year at the time the free writing prospectus is issued. Although these procedures do not include certain areas such as depreciation and amortization that affect operating income, the Company’s consolidations group performs separate analyses over this information on a quarterly basis and such analysis is expected to be complete prior to the issuance of the free writing prospectus.

•

Additionally, the Company’s senior management holds weekly financial performance discussions with business and functional leaders in order to discuss intra-month performance in comparison to internal forecasts in order to achieve a more accurate understanding of each month’s financial results including considerations of performance risks and opportunities in comparison to internal forecasts.

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•

The Company’s corporate accounting and consolidation group performs quarterly closing calls and other review procedures for each underlying business or functional unit that reports into the consolidated group, a process that will have commenced for the 2010 fiscal year prior to the issuance of the free writing prospectus. Although not all procedures associated with these reviews will be complete, the underlying discussions will have taken place and, as a result, the Company believes it will be in a position to provide consolidated operating income within a reasonable range as a result of these procedures.

Consolidated Cash and Indebtedness

The Company expects to include in its disclosure estimates of its consolidated cash and indebtedness at December 31, 2010 as these balances are useful in allowing investors to evaluate the Company’s liquidity and financial position. The Company will have completed preliminary balance sheet information on a consolidated basis prior to the issuance of the free writing prospectus and, although the underlying account analyses and reconciliations will not be finalized prior to the issuance of the free writing prospectus, the Company believes it will be in a position to provide reasonable estimates of its consolidated cash and indebtedness as of December 31, 2010 as a result of the following procedures:

•	The Company’s corporate accounting and consolidation group performs quarterly closing calls and other review procedures for each underlying business or

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functional unit that reports into the consolidated group and these reviews will commence prior to the issuance of the free writing prospectus. Although not all procedures associated with these reviews will be complete at that time, the underlying discussions will have taken place.

•

The Company’s treasury accounting function compiles and tracks cash balances at the subsidiary level and produces and reviews a detailed tracking template for each debt issuance on a monthly basis as part of its financial closing procedures.

•

Additionally, the Company performs monthly cash flow forecasting and analyses in order to reasonably determine its anticipated cash balances at the end of each month so as to allow the Company to make decisions on future uses of cash.

The Company believes that these processes and procedures provide a reasonable basis to determine the financial estimates, including the ranges of its revenues and operating income for the fiscal year ended December 31, 2010. Given the Company’s expectation of filing the free writing prospectus on January 18, 2011, we would appreciate discussing any concerns that the Staff may have with the foregoing approach prior to such date.

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Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Nielsen Holdings B.V.

James W. Cuminale, Esq.

Annex A

Form of Free Writing Prospectus

NIELSEN HOLDINGS B.V. ANNOUNCES PRELIMINARY FISCAL YEAR 2010 RESULTS

NEW YORK, NEW YORK, January 18, 2011—Nielsen Holdings B.V. (“Nielsen”) today announced preliminary financial results for the fiscal year ended December 31, 2010.

Revenues for such fiscal year are expected to have been between $[        ] million and $[        ] million, an increase of between [    ]% and [    ]% from revenues of $4,808 million for the fiscal year ended December 31, 2009 on an as reported basis and an increase of between [    ]% and [    ]% on a constant currency basis. Constant currency revenue growth represents the percentage growth in revenues from the prior year period removing the positive and negative impacts of changes in foreign currency exchange rates. Operating income for the fiscal year ended December 31, 2010 is expected to have been between $[        ] million and $[        ] million.

As of December 31, 2010, Nielsen had approximately $[        ] million of cash and cash equivalents and approximately $[        ] million of indebtedness outstanding.

Consolidated financial statements for the fiscal year ended December 31, 2010 are not yet available. The preliminary financial results presented above are unaudited and subject to revision based on the completion of the accounting and financial reporting processes necessary to finalize Nielsen’s financial statements for such period. Upon completion of the above processes, reported results may differ materially from those set forth above.

Forward-Looking Statements

This press release contains forward-looking information including Nielsen’s expectations for revenues and operating income for the fiscal year ended December 31, 2010. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words like “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “initiative” or “continue.” These forward-looking statements are based on Nielsen’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond its control, that could significantly affect current plans and expectations and its future financial position and results of operations. These factors include, but are not limited to:

•	the timing and scope of technological advances;

•	consolidation in Nielsen’s customers’ industries may reduce the aggregate demand for its services;

•	customer procurement strategies that could put additional pricing pressure on Nielsen;

•

general economic conditions, including the effects of the current economic environment on advertising spending levels, the costs of, and demand for, consumer packaged goods, media, entertainment and technology products and any interest rate or exchange rate fluctuations;

•	Nielsen’s substantial indebtedness;

•	certain covenants in Nielsen’s debt documents and its ability to comply with such covenants;

•	regulatory review by governmental agencies that oversee information gathering and changes in data protection laws;

•	the ability to maintain the confidentiality of Nielsen’s proprietary information gathering processes and intellectual property;

•	intellectual property infringement claims by third parties;

•

risks to which Nielsen’s international operations are exposed, including local political and economic conditions, the effects of foreign currency fluctuations and the ability to comply with local laws;

•	criticism of Nielsen’s audience measurement services;

•	the ability to attract and retain customers and key personnel;

•	the effect of disruptions to Nielsen’s information processing systems;

•	the effect of disruptions in the mail, telecommunication infrastructure and/or air services;

•	the impact of tax planning initiatives and resolution of audits of prior tax years;

•	future litigation or government investigations;

•	the impact of competitive products;

•	the financial statement impact of changes in generally accepted accounting principles; and

•	the ability to successfully integrate Nielsen in accordance with its strategy and success of its joint ventures.

Nielsen cautions you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this press release may not in fact occur. Nielsen undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Non-GAAP Disclosure

Certain financial information provided in this press release has not been presented in accordance with generally accepted accounting principles (“GAAP”). Nielsen believes providing constant currency information provides valuable supplemental information regarding its results of operations, consistent with how it evaluates its performance. Nielsen calculates constant currency percentages by converting its prior-period local currency financial results using the current period foreign currency exchange rates and comparing these adjusted amounts to its current period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitution for recorded amounts presented in conformity with GAAP nor should such amounts be considered in isolation.

Availability of Prospectus

Nielsen has filed the Registration Statement (including prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the relevant prospectus in the Registration Statement and other documents Nielsen has filed with the SEC for more complete information about Nielsen and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Copies of the preliminary prospectus related to the offering may also be obtained from the prospectus department of J.P. Morgan, [            ], Attn: [            ], [            ], (toll-free), or Morgan Stanley, [            ], Attn: [            ], [            ], (toll-free).

About Nielsen

Nielsen is a global information and measurement company with leading market positions in marketing and consumer information, television and other media measurement, online intelligence, mobile measurement, trade shows and related assets. Nielsen has a presence in approximately 100 countries, with headquarters in New York, USA.

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Contact: Ed Dandridge

Chief Communications Officer

The Nielsen Company

(646) 654-8656

ed.dandridge@nielsen.com